FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-217159

1ST FRANKLIN FINANCIAL CORPORATION

$541,996,157 SENIOR DEMAND NOTES

_________________________________________________

1st Franklin Financial Corporation (the "Company" or "1st Franklin") is offering to sell Senior Demand Notes on a continuous basis. The Senior Demand Notes will have the following principal terms and features:

•General: The Senior Demand Notes will be senior, unsecured obligations of the Company and will be issued under an Indenture, as amended, between us and U.S. Bank National Association, as trustee.

•Principal amount: The principal amount of each Senior Demand Note held by an investor at any time will be equal to all amounts invested in such Senior Demand Note, together with accrued and unpaid interest, less redemptions.

•Denominations: Senior Demand Notes will be issued and sold in initial denominations of $25.00 or more, and in any amounts thereafter.

•Redemption: Senior Demand Notes will be payable or redeemable at any time upon request. We will honor partial redemption requests for redemption so long as the remaining outstanding balance is at least $1.00. In certain instances, a holder of Senior Demand Notes will be able to redeem all or a part of the holder's Senior Demand Notes by writing checks against such balances.

•Interest rate: The interest rate payable on Senior Demand Notes will be a variable rate, compounded daily, and will depend upon a holder’s then-current daily balance of Senior Demand Notes. We may establish, in our discretion, separate interest rates for Senior Demand Notes with daily balances from $1.00 to $2,499.99; $2,500.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over.

oWhen an interest rate is established for a range of balances, it will become effective for and applied to all Senior Demand Notes with a current daily balance within that range, whether existing or newly issued. These interest rates may be the same or different for each range of balances, and we may increase or decrease the interest rate for any range independently of the others without notice after the date of investment. A holder of Senior Demand Notes will not be expressly notified of changes in any applicable interest rate; then-current interest rates will be available by calling or visiting our executive offices, and on our website.

•Maturity: The Senior Demand Notes will have no stated maturity. They will be payable in whole or in part at any time upon the request of a holder, and will be callable by the Company upon written notice at any time without premium.

We will publish the most recently determined and then applicable interest rate for each balance range in a newspaper of general circulation in Toccoa, Georgia, the location of the Company’s principal place of business, and on our web site at http://www.1ffc.com. The information on our website is not a part of, or incorporated by reference into, this prospectus. You can also obtain a list of the most recently determined interest rates by calling or visiting our executive offices in Toccoa, Georgia. A prospectus supplement setting forth the most recently determined interest rates will be filed with the SEC, as appropriate.

We are offering the Senior Demand Notes on a continuous basis, until such time as all of the Senior Demand Notes being offered hereunder have been sold, or until the registration statement relating hereto ceases to be effective with the SEC. The Senior Demand Notes will be offered directly to the public by us, without an underwriter. We cannot assure you that all or any portion of the Senior Demand Notes we are offering will be sold. We do not have to sell any minimum or maximum amount of Senior Demand Notes to accept and use the proceeds of this offering. Proceeds from the sale of the Senior Demand Notes will be placed in our general treasury when received. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account. Therefore, you cannot be guaranteed of the return of your investment. The Senior Demand Notes are not and will not be listed on any securities exchange and there is no and will be no public trading market for the Senior Demand Notes. We have the right to reject any subscription for Senior Demand Notes, in whole or in part, for any reason.

You should read this prospectus and any applicable prospectus supplement, including the information incorporated by reference, carefully before you decide whether to invest in Senior Demand Notes.

Investing in Senior Demand Notes involves risks. See “Risk Factors” beginning on page 5 for a description of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Senior Demand Notes, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK. THE SENIOR DEMAND NOTES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.

The Trustee has not provided or approved any information in this prospectus, takes no responsibility for any information contained in this prospectus and makes no representations as to the contents of this prospectus.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Company (2)
Per Senior Demand Note	100%	None	100%
Total	$541,996,157	None	$541,996,157

(1)The Senior Demand Notes are not being offered or sold pursuant to any underwriting or similar agreement, and no commissions or other remuneration will be paid in connection with their sale. The Senior Demand Notes will be sold at face value.

(2)Before deduction of our expenses, estimated at $61,700.

THE DATE OF THIS PROSPECTUS IS APRIL 9, 2018

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with any different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than as of the date of this prospectus, the applicable prospectus supplement or the date the documents incorporated by reference were filed with the SEC. We are offering to sell, and seeking offers to buy, the securities registered by this prospectus only in jurisdictions where these offers and sales are permitted.

TABLE OF CONTENTS

PROSPECTUS SUMMARY1

RISK FACTORS5

RATIOS OF EARNINGS TO FIXED CHARGES7

USE OF PROCEEDS7

PLAN OF DISTRIBUTION7

FORWARD-LOOKING INFORMATION7

DESCRIPTION OF THE SENIOR DEMAND NOTES8

LEGAL MATTERS13

EXPERTS13

WHERE YOU CAN FIND MORE INFORMATION13

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE14

REPORTS TO SECURITY HOLDERS14

 PROSPECTUS SUMMARY

The following summary highlights some of the information in, or incorporated by reference into, this prospectus and may not contain all of the information that may be important to you. Before deciding whether to invest in Senior Demand Notes, you should read the entire prospectus, and the information that is incorporated by reference into the prospectus, carefully.

1st FRANKLIN FINANCIAL CORPORATION

1st Franklin Financial Corporation has been engaged in the consumer finance business since 1941, particularly in making consumer loans to individuals in relatively small amounts for short periods of time. Other lending activities include the purchase of sales finance contracts from dealers and the making of first and second mortgage loans on real estate to homeowners. As of December 31, 2017, our business was operated through a network of 308 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We fund our loans through a combination of the issuance of short and longer-term debt securities, including Senior Demand Notes and our variable rate subordinated debentures, as well as with borrowings from time to time under our revolving credit facility. Our credit facility provides for unsecured borrowings of up to $100.0 million, or a lesser amount as determined based on our then-applicable borrowing base (as defined in our credit agreement). As of December 31, 2017, we had $100.0 million in availability under our credit facility. There were no borrowings against the credit facility at December 31, 2017. This credit facility expires on September 11, 2019.

We also offer optional credit insurance coverage to our customers when making a loan. This coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance. Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid, or they may request credit accident and health coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time. Customers may also choose credit property coverage to protect the value of loan collateral against damage, theft or destruction. We write these various insurance products as an agent for a non-affiliated insurance company. Under various agreements, our wholly-owned insurance subsidiaries reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK. THE SENIOR DEMAND NOTES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.

Our principal executive offices are located at 135 East Tugalo Street, Toccoa, Georgia 30577, and our phone number at that address is (706) 886-7571 or (800) 282-0709.

SUMMARY DESCRIPTION OF THE SENIOR DEMAND NOTES

Securities Offered	We are offering to sell up to $541,996,157 in aggregate principal amount of our Senior Demand Notes.
Denominations	Senior Demand Notes will be issued and sold in initial denominations of $25.00 or more, and in any amounts thereafter.
Principal Amount	The principal amount of each Senior Demand Note held by an investor at any time will be equal to all amounts invested in such Senior Demand Note, together with accrued interest, less redemptions.

Maturity	Senior Demand Notes will have no stated maturity. They will be payable upon demand of the holder.
Interest Rate

The interest rate will be a variable rate, compounded daily and set from time to time by us. The interest rate may be, but is not required to be, different for each range of balances of Senior Demand Notes. The interest rate may vary based on the holder’s daily balance of his/her Senior Demand Notes within the following ranges: $1.00 to $2,499.99; $2,500.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over.

Compound Interest	Interest is compounded daily. Examples of annualized effective yields for daily compounded rates are set forth below:
	Example Nominal Rates	Effective Annual Rates
	1.00%	1.01%
	1.25	1.26
	1.50	1.51
	1.75	1.77
	2.00	2.02
	2.25	2.28
	2.50	2.53

These are only examples of interest rates. The actual rate of interest payable on a Senior Demand Note may differ, and may be higher or lower, depending on the balance thereof and the rates determined by us, in our discretion, from time to time.

Interest Rate Adjustment

The interest rate may be, but is not required to be, different for each range of balances of Senior Demand Notes. When we periodically establish an interest rate for a range of balances, it becomes effective for all Senior Demand Notes in that range of balances, whether existing or newly issued. The interest rate on a Senior Demand Note may also change if the daily current balance of Senior Demand Notes owned by a holder changes to a different range of balances.

Notification of Interest Rate Adjustment

A holder of Senior Demand Notes will not be expressly notified of changes in any applicable interest rate; then-current interest rates will be available by calling or visiting our executive offices, or on our website. We will also publish the most recently determined and then applicable interest rate for each balance range in a newspaper of general circulation in Toccoa, Georgia. We will also file a notice of any interest rate change with the SEC in a prospectus supplement, as appropriate.

Redemption by Holder

Senior Demand Notes are payable or redeemable at any time upon request. We will honor partial redemption requests so long as the remaining outstanding balance is at least $1.00. Redemptions can be requested in person, fax or by mail at our executive office, by electronic means or by use of the check redemption option described below.

Check Redemption Option	In certain instances, a holder of Senior Demand Notes can redeem all or a part of his or her Senior Demand Notes by writing checks against such balance.

Minimum Balance Requirement to Utilize Check Redemption Option

The check redemption option is only available to holders of Senior Demand Notes who maintain a minimum balance invested with us (in Senior Demand Notes or otherwise) of $500.00. If and when a holder’s aggregate balance falls below $500.00, that holder's check writing privileges may be suspended.

Check Writing and Senior Demand Note Redemptions

Checks may be written in any amount and made payable to anyone, subject to the minimum balance limitation. Each honored check is considered to be a Senior Demand Note redemption in an amount equal to that paid by the check.

Checks that Exceed the Senior Demand Note Balance or Would Reduce the Aggregate Invested Balance Below $500.00

If a check is presented to us for payment and it either exceeds the balance of a holder’s Senior Demand Notes or would reduce the holder’s aggregate invested balance with us below $500.00, it may be returned unpaid. If this occurs, the holder may be assessed a return charge.

Redemption by 1st Franklin

1st Franklin may redeem the Senior Demand Notes at any time upon at least 30, but not more than 60, days’ written notice to the holder for a price equal to the principal amount of the Senior Demand Notes plus accrued and unpaid interest up to the date of redemption.

Form of Investment	Senior Demand Notes may be purchased by cash, check or electronic transfer.
Trustee	Senior Demand Notes will be issued under an Indenture between us and U.S. Bank National Association, as Trustee.

SUMMARY SELECTED FINANCIAL INFORMATION

The tables below set forth certain summary selected consolidated financial information of 1st Franklin. This information is only a summary and you should read it together with 1st Franklin’s historical consolidated financial statements and the related notes contained in our annual report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference in this prospectus. Our historical results of operations and financial condition are not necessarily indicative of our results of operations or financial condition to be expected in the future.

	Year Ended December 31
	2017	2016	2015	2014	2013
	(In thousands)
Selected Income Statement Data:
Revenues:
Interest and Finance Charges	$158,083	$158,229	$152,590	$144,569	$132,579
Insurance	42,265	47,621	52,447	47,964	45,684
Other	5,399	5,266	3,325	7,167	7,709

Net Interest Income	145,178	144,797	139,636	132,617	121,108
Interest Expense	12,905	13,432	12,955	11,952	11,472
Provision for Loan Losses	32,355	67,563	36,887	32,623	27,623
Income Before Income Taxes	17,504	6,330	31,130	37,531	38,400
Net Income	14,906	1,044	25,866	33,334	34,408

	As of December 31
	2017	2016	2015	2014	2013
	(In thousands)
Selected Balance Sheet Data:
Net Loans	$445,659	$383,184	$406,390	$388,341	$369,427
Total Assets	718,235	673,985	674,414	605,588	561,761
Senior Debt	426,731	409,792	388,489	335,186	308,015
Subordinated Debt	33,488	34,848	36,004	37,727	40,379
Total Liabilities	486,139	462,246	449,923	397,141	369,408
Stockholders’ Equity	232,096	211,738	224,490	208,447	192,353

	As of December 31
	2017	2016	2015	2014	2013
Other Data:
Ratio of Earnings to Fixed Charges	2.15	1.41	3.08	3.70	3.89
Ratio of Total Liabilities to
Stockholders’ Equity	2.09	2.18	2.00	1.91	1.92

 RISK FACTORS

The risks described below set forth known material risks of investing in Senior Demand Notes. You should carefully consider the risks described below, as well as the other information in this prospectus or incorporated by reference into this prospectus, in particular the risk factors relating to the Company included and discussed in our annual report on Form 10-K for the year ended December 31, 2017, which is incorporated herein by reference, before deciding whether to invest in Senior Demand Notes. If any of the situations described in any of these risks actually occur, or if any risks or uncertainties not presently known to us arises or occurs, our business, financial condition or results of operations could be materially adversely affected. In any of these events, you may lose part or all of your investment.

RISK FACTORS RELATING TO THE SENIOR DEMAND NOTES

The Senior Demand Notes may not be a suitable investment for you.

The Senior Demand Notes may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional advisors prior to deciding whether to invest in Senior Demand Notes. The characteristics of the Senior Demand Notes, including the features such as the variable interest rate and our ability to call the Senior Demand Notes, may not satisfy your investment objectives. The Senior Demand Notes also may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Before deciding whether to invest in Senior Demand Notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the Senior Demand Notes in relation to your other investment holdings and the diversity of those holdings.

Because the Senior Demand Notes will have no sinking fund, security, insurance or guarantee, you may lose all or part of your investment in the Senior Demand Notes if we do not have the necessary liquidity to pay the Senior Demand Notes.

There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the Senior Demand Notes. The Senior Demand Notes are not secured by any of our assets. We will not contribute funds to a separate account, commonly known as a sinking fund, to make any interest or principal payments on the Senior Demand Notes. The Senior Demand Notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other federal or state agency. Therefore, if you invest in the Senior Demand Notes, you will have to rely only on our cash flow from operations and other sources of funds for repayment or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the Senior Demand Notes, then you may lose all or part of your investment.

The Senior Demand Notes will be effectively subordinated to any secured indebtedness.

The Senior Demand Notes will be unsecured, and therefore will be effectively subordinated to any secured debt we may issue in the future to the extent of the value of the assets securing such indebtedness. While we do not presently have any secured indebtedness outstanding, the Senior Demand Notes do not place any restrictions on our ability to incur any such indebtedness. In the event we become subject to a bankruptcy, liquidation, dissolution, reorganization or similar preceding, the holders of any secured indebtedness would be entitled to proceed against the collateral that secures the secured indebtedness, and that collateral, to the extent not sufficient to provide for the repayment of all such secured indebtedness may not be available for satisfaction of any amounts owed under the Senior Demand Notes.

If we incur indebtedness that is secured or substantially more indebtedness that is equal in priority with respect to the right of repayment to the Senior Demand Notes, our ability to repay the Senior Demand Notes may be impaired.

As of December 31, 2017 we had no indebtedness outstanding on a secured basis with a higher priority with respect to right of repayment to the Senior Demand Notes. However, as of December 31, 2017, we had $354.9 million in indebtedness outstanding that was equal in priority with respect to the right of repayment to the Senior Demand Notes. Subject to any limitations that may be contained in any credit agreements or indentures that we may be party to from time to time, we may also incur substantial additional indebtedness, some or all of which may be secured by our assets. This indebtedness may be secured or be equal in payment preference to the Senior Demand Notes. If we incur additional indebtedness, it may become more difficult to meet our repayment obligations, and the risks to holders of Senior Demand Notes could increase.

Our management has broad discretion over the use of proceeds from this offering.

We will place the proceeds from this offering of Senior Demand Notes, when received, in our general treasury. We expect to use the proceeds from this offering for general corporate purposes, which may include the repayment of indebtedness under any credit facility to which we are, or become, a party, or our variable rate senior and subordinated debt incurred from time to time, as any of it becomes due. Because no specific allocation of the proceeds can be or has been made, our management will have broad discretion in determining how the proceeds of this offering will be used.

Because there are only limited restrictions on our activities under the indenture governing the Senior Demand Notes, you will have only limited protections.

In comparison to the restrictive covenants that are imposed on us by our existing credit agreement and that we expect would be imposed on us by any credit facility we may enter into in the future, the Indenture that governs the Senior Demand Notes contains only relatively minimal restrictions on our activities. Because there are only very limited restrictions and limited events of default under the Indenture, we will not be restricted thereunder from, among other activities, issuing additional debt that may be secured or share ratably in right of repayment to the Senior Demand Notes. In either event, you may have more difficulty recovering part or all of your investment. Further, if we default on any payment on the Senior Demand Notes or otherwise under the Indenture, you will likely have to rely on the Trustee to exercise remedies on your behalf under the terms of the Indenture. You may not be able to seek remedies against us directly.

Because we may redeem the Senior Demand Notes at any time, you may be subject to reinvestment risk.

We have the right to redeem any Senior Demand Note at any time upon at least 30 days’ written notice to you. The Senior Demand Notes would be redeemed at 100% of the principal amount plus accrued but unpaid interest up to the redemption date. Any such redemption may have the effect of reducing the income or return on investment that you would otherwise expect to receive on an investment in the Senior Demand Notes. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the Senior Demand Notes.

No public market exists in which to transfer Senior Demand Notes.

An investor may redeem any or all of his or her Senior Demand Notes as described in this prospectus. However, no public trading or secondary market for the Senior Demand Notes currently exists, or ever will exist, and, consequently, there is no public market to provide liquidity for any sale or transfer of, or to provide any valuation to help investors evaluate the appropriateness of the interest rates offered in light of the risks to be assumed in connection with an investment in the Senior Demand Notes.

 RATIOS OF EARNINGS TO FIXED CHARGES

For purposes of calculating the ratios of earnings to fixed charges below, we calculated earnings by adding fixed charges to income before income taxes. Fixed charges consist of the interest on our indebtedness and the amount which we believe is representative of the interest factor component of our rent expense.

December 31,
2017	2016	2015	2014	2013
2.15	1.41	3.08	3.70	3.89

 USE OF PROCEEDS

We do not have to sell any minimum amount of Senior Demand Notes to accept or use the proceeds therefrom. Net proceeds from sales of the Senior Demand Notes, after payment of applicable expenses, will be placed in our general treasury. No segregation of proceeds will be made, and we expect to use the net proceeds for general corporate purposes, which may include the repayment or redemption, from time to time, of outstanding senior or subordinated debt securities as those securities mature or as such debtholders otherwise request redemption. Our senior debt includes amounts that may be outstanding from time to time under our revolving credit facility, which may include any replacement facility. Our subordinated securities are Variable Rate Subordinated Debentures, which are offered and sold from time to time in varying principal amounts and at various interest rates. We cannot presently estimate the amount of proceeds that will be used to make mandatory redemption payments, as this will vary depending upon, among other things, the amount of securities outstanding, the maturity dates and applicable interest rates, which vary from time to time, and related investor decisions outside of our control. Any proceeds not used for redemptions or repayments as described above may be used to make consumer finance loans in the ordinary course of our business, to repay interest or principal on bank borrowings outstanding at any time, to repay other debts outstanding as those amounts come due, and for other general operating purposes.

 PLAN OF DISTRIBUTION

The Senior Demand Notes will be offered directly to the public by us without any underwriter. No selling commissions or other remuneration will be paid directly or indirectly to any of our officers, directors or employees in connection with the sale of the Senior Demand Notes. All proceeds from sales of Senior Demand Notes will be placed in our general treasury as sales are made, with no minimum sales requirement, as described in the “Use of Proceeds” section of this prospectus. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account. All offering expenses, including registration fees, printing, advertising, postage and professional fees, will be paid by us.

There is no assurance that any or all of the Senior Demand Notes offered by this prospectus will be sold. This offering, however, is not made contingent upon any minimum or maximum amount of Senior Demand Notes being sold.

The Senior Demand Notes will only be offered and redeemed at our executive offices located at 135 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577. The telephone number is (706) 886-7571 or (800) 282-0709.

 FORWARD-LOOKING INFORMATION

This prospectus, and the information incorporated by reference in it, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Such factors include, but are not limited to, the known risks we face that are described in the “Risk Factors” section of this prospectus and in our annual report on Form 10K for the year ended December 31, 2017, which is incorporated by reference in this prospectus, and as otherwise may be described in our periodic reports that we file with the SEC from time to time. If any of the events described in the “Risk Factors” section or included elsewhere or incorporated by reference into this prospectus occur, they could impact our ability to pay the interest and principal on the Senior Demand Notes, as well as have a material adverse effect on our business, financial condition and results of operations. We undertake no obligation to update any forward-looking statements.

 DESCRIPTION OF THE SENIOR DEMAND NOTES

General

The Senior Demand Notes we are offering will be senior, unsecured debt obligations of 1st Franklin. The Senior Demand Notes will be issued under an Indenture, dated as of April 3, 2008, between us and U.S. Bank National

Association, as Trustee. The terms and conditions of the Senior Demand Notes include those set out in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. The following is a summary of the material provisions of the Senior Demand Notes and the Indenture. For a complete understanding of the Senior Demand Notes, you should review the definitive terms and conditions contained in the Senior Demand Notes and the Indenture, which include definitions of certain terms used below. A copy of the forms of Senior Demand Notes and Indenture have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part and are available from us at no charge upon request.

The Senior Demand Notes will be direct obligations of 1st Franklin, but will not be secured by any collateral or lien. The Senior Demand Notes will be identical except for the issue date and interest rate. The Senior Demand Notes have no stated maturity, will not be subject to any sinking fund and will be payable or redeemable at the option of the holder thereof at any time as described below. The Senior Demand Notes will rank equally and ratably with all of our other senior, unsecured indebtedness.

In addition, the Senior Demand Notes are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”), the Securities Investor Protection Corporation (the “SIPC”) or any other federal or state agency or company. Investors must rely solely on our ability to repay the obligations under the Senior Demand Notes.

Sale and Issuance

All funds you invest in Senior Demand Notes, together with all accrued interest, and any redemptions, will be recorded on a register maintained by us or the Trustee. We will act as registrar and paying agent unless otherwise designated.

Senior Demand Notes will be issued and sold in initial denominations of $25.00 or more, and in any amounts thereafter, and will be dated the date of purchase. We may, at our discretion, limit the maximum amount any investor or related investors may maintain in outstanding Senior Demand Notes at any one time.

Principal Amount

The principal amount of each Senior Demand Note held by an investor at any time will be equal to all amounts invested in such Senior Demand Note, together with accrued interest, less redemptions.

Interest

The interest rate payable on any Senior Demand Note will be a variable rate, compounded daily. We may establish, from time to time, separate interest rates for the following ranges: from $1.00 to $2,499.99; $2,500.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over. Interest rate determinations are made by management after evaluation of market conditions for investments with similar characteristics, such as investment amount, redemption rights and risk profile. When an interest rate is established for any range of balances, it will become effective for and applied to all Senior Demand Notes within that range, whether existing or newly issued. These interest rates may, but are not required to be, different for each range of balances, and we may increase or decrease the interest rate for any range independently of the others without express notice to holders after the date of investment. The interest rate on any Senior Demand Note may also change if the daily balance of that Senior Demand Note changes to a different range of balances.

A holder of Senior Demand Notes will not be expressly notified of changes from time to time in the interest rates. The current interest rates being paid on the Senior Demand Notes at any time may be obtained by calling or visiting our executive offices or by logging onto our website at http://www.1ffc.com. The information on our website is not a part of, or incorporated by reference into, this prospectus. We will also publish the most recently determined and then applicable interest rate for each balance range weekly in a newspaper of general circulation in Toccoa, Georgia, the location of the Company’s principal place of business. We will also file a notice of any interest rate change with the SEC in a supplement to this prospectus, as appropriate.

How to Invest

General. You may invest in Senior Demand Notes during normal business hours at our executive offices in Toccoa, Georgia, by cash, check or electronic transfer. Each investment in Senior Demand Notes must be accompanied by properly completed investment documentation. The minimum initial amount which you may invest is $25.00. There is no required minimum amount for subsequent investments. All investments must be made in U.S. dollars. Investments in Senior Demand Notes may be made individually, jointly or as custodial or trust investments and may be made by individuals, corporations, partnerships, firms or associations, provided that in each case the investor meets certain requirements.

Investments by Cash. You may invest in Senior Demand Notes by delivering cash to us at our executive offices located at 135 East Tugalo Street, Toccoa, Georgia 30577.

Investments by Check. You may invest in Senior Demand Notes by check delivered to our executive offices located at 135 East Tugalo Street, Toccoa, Georgia 30577. Checks must be drawn in U.S. dollars on a U.S. bank.

Investments by Electronic Transfer. You may invest in Senior Demand Notes by wire transfer or automated clearing house transfer of funds to 1st Franklin Financial Corporation’s account at South State Bank. For all investments through these electronic transfers, the transfer instructions must include the name “1st Franklin Financial Corporation, Senior Demand Notes” and your name, address, and investment number.

Investments in Senior Demand Notes made with cash begin to accrue interest as of the date the investment is made at our executive offices. Investments made by check begin to accrue interest the first business day after the date of receipt at our executive offices. Investments made by electronic transfer will be invested in Senior Demand Notes, and will begin accruing interest, on the day credited to the account of 1st Franklin Financial Corporation.

Transferring funds electronically by means other than wire transfer or automated clearing house transfer may result in a delay in crediting the investment to your Senior Demand Note investment account. Neither we nor South State Bank will be responsible for delays in funds transfer systems.

We reserve the right to reject any investment application and return the funds to a potential investor for any reason, including if any investments are not preceded or accompanied by documentation satisfactory to us to establish that the potential investor meets any applicable eligibility criteria. Copies of this documentation are available at our executive offices, or you can request that it be sent to you by calling us at (706) 886-7571 or (800) 282-0709.

Redemption by the Holder

Subject to any limitations described in “Subordination” below, we will redeem any Senior Demand Notes upon request of a holder in an amount up to the outstanding principal balance plus any unpaid interest at the time of redemption. We will also make partial redemptions as long as the balance remaining on any Senior Demand Notes is at least $1.00. All redemption requests must be made either in person, by fax, by mail, or by electronic means to, our executive offices or by the check redemption option as described below. Redemption requests made in person or by mail must be accompanied by properly completed documentation.

Check and Electronic Redemption Options

At the option of a holder of Senior Demand Notes, the holder may redeem Senior Demand Notes by writing checks, or by electronic means, drawn against the holder’s Senior Demand Note balance and payable through South State Bank. The check and electronic redemption options are available only to those persons who maintain a minimum investment balance with us of $500.00 or more. This investment may be maintained in Senior Demand Notes and/or any other of our debt securities. If at any time this minimum balance declines to less than $500.00, all check writing and electronic redemption privileges and other services related to these redemption options may be immediately suspended by us until the balance again equals or exceeds $500.00.

A Senior Demand Note holder who elects the check redemption option will receive an initial supply of blank checks from us at no charge. Permanent checks may be purchased by the holder at his expense from a check supplier of the holder’s choice. Checks may be used at any time and made payable to anyone for any amount, subject to the $500.00 minimum invested balance requirement. Each check is considered to be a Senior Demand Note redemption in an amount equal to the amount of the check paid. Subject to a service charge, a holder may stop payment on a check by timely notifying us in writing, but we will not be liable for any failure to stop any payment.

Checks which are presented to us for payment and which exceed the holder’s Senior Demand Note balance or which would reduce that holder’s minimum balance below $500.00 may be returned unpaid by us, and the holder may be assessed a returned check service fee.

A Senior Demand Note holder who elects the check redemption option also has the option to enter into a separate Overdraft Protection Agreement, Security Agreement and Assignment. Under this agreement, a holder of Senior Demand Notes assigns debt securities to us as collateral for overdraft payments. We will then pay any overdrafts to the extent of the protection amount set out in this agreement. This agreement contains customary fees for this service. Amounts paid by us under this agreement are loans and are subject to repayment with interest, as well as other finance charges described in such agreement.

To use the check redemption option, a holder must enter into a Senior Demand Note Check Redemption Agreement with us. This agreement sets forth the provisions and charges associated with the check redemption option. A copy of this agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and is available from us at no charge upon request. Either the Senior Demand Note holder or the Company may terminate this agreement at any time. Additionally, any of the terms of this agreement may be amended by us upon 30 days’ prior written notice. Upon termination of this agreement, a Senior Demand Note holder may continue to redeem Senior Demand Notes in person or by fax, electronic means or mail as provided above without penalty. The Senior Demand Note holder, however, will remain liable for any unpaid checks or other charges in connection with this agreement.

If Senior Demand Notes are held jointly by more than one owner, only one holder whose name appears on the investment register must sign a redemption check unless otherwise specified on the investment application or subsequent written request and so indicated on the checks. The amount of the Senior Demand Notes to be redeemed by check will continue accruing interest until the redemption check is presented for payment.

The check and electronic redemption options are optional redemption methods for redeeming Senior Demand Notes. See “Redemption by the Holder.” These options are strictly at the request of the holder and do not change any of the terms or provisions of the Senior Demand Notes as described herein. The Senior Demand Notes, including those redeemed under these options, are not bank deposits or bank obligations and are not insured by the FDIC, the SIPC, or any other federal or state agency.

Redemption by the Company

We can call the Senior Demand Notes as a whole, or individually, for redemption at any time at a price equal to the principal amount plus any unpaid interest thereon at the time of redemption. Notice of such redemption will be given by mail to the holder not less than 30 nor more than 60 days prior to the date fixed for redemption.

Account Fees and Charges

Any fees and expenses associated with the Senior Demand Notes, and the check redemption option, will be deducted from a Senior Demand Note holder’s balance and will be treated as a redemption of the corresponding amount of Senior Demand Notes. Any fees and charges will appear on the appropriate account statement. See “Statements to Holders”.

Statements to Holders

Either we or the Trustee will maintain a register of each holder’s investments in Senior Demand Notes. We will maintain the register unless otherwise designated. The principal amount of each Senior Demand Note at any time will be equal to all amounts invested in such Senior Demand Note, together with accrued interest, less redemptions. We will send to each holder, at least quarterly, a statement showing the holder’s Senior Demand Note balance as it appears on our books. Such statement will contain a summary of all transactions relating to that holder’s Senior Demand Notes during the applicable period, including beginning and ending aggregate principal amounts, accrued interest and redemptions. Holders who have elected to use the Check Redemption Option will receive a monthly statement by mail or electronically listing all checks paid during the month and setting forth check numbers, amounts, dates of payments and any other transactions, such as additional investments, interest earned and service charges which were posted to the holder's account during the month.

Canceled checks are not returned to the holder. Investors may request laser image copies of canceled checks to be included with their monthly statements for a nominal fee. Microfilm copies and/or laser stored images of canceled checks will be retained by us and, upon payment of any applicable copy charge, a holder may obtain a copy of any individual check at any time.

Subordination

Payment of the principal and interest on the Senior Demand Notes will be subordinate in right of payment to all of our secured debt to the extent of the value of the assets securing such indebtedness outstanding at any time. The term “secured debt” means all of our indebtedness outstanding at any time that by its terms is secured by various assets. At December 31, 2017, we had no secured debt outstanding, but the Indenture does not restrict our right to incur secured debt in the future. No sinking fund will be established to provide for payments on the Senior Demand Notes.

In the event that the Senior Demand Notes are declared due and payable because of a default under the Indenture, a holder of a Senior Demand Note will be entitled to payment only after all principal and interest on all secured debt has been paid, to the extent of the value of the assets securing such indebtedness. Likewise, in the event of our insolvency, bankruptcy or liquidation, or other similar proceeding relating to 1st Franklin or to its creditors, as such, or to our property, or in the event of any dissolution or other winding up, whether or not involving insolvency or bankruptcy, then the holders of any secured debt would be entitled to receive payment in full of all principal and interest due to them, to the extent of the value of the assets securing such indebtedness, before the holders of the Senior Demand Notes would be entitled to receive any payments.

Indenture and Trustee

The Senior Demand Notes will be issued under an Indenture, dated April 3, 2008, between us and U.S. Bank National Association, as Trustee. A copy of this Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and statements in this prospectus relating to the Senior Demand Notes are subject to the detailed provisions of the Indenture. Whenever any particular section of the Indenture or any term used in it is referred to, the statement in connection with which such reference is made is qualified in its entirety by such reference.

Restrictions on Additional Debt

There are no restrictions in the Indenture against the issuance of additional securities or the incurrence of additional debt, including other senior debt or secured obligations.

Successors

The Indenture generally permits a consolidation or merger between us and another entity. It also permits the transfer or lease by us of all or substantially all of our assets. These transactions are permitted if:

•the resulting or acquiring entity, if other than us, is a corporation and assumes all of our responsibilities and liabilities under the Senior Demand Notes and the Indenture; and

•immediately after the transaction, and giving effect to the transaction, no event of default under the Indenture exists.

Modification of the Indenture

The Indenture contains provisions permitting 1st Franklin and the Trustee, with the consent of the holders of not less than two-thirds of the outstanding principal amount of Senior Demand Notes, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental Indenture or modifying in any manner the rights of the holders of such Senior Demand Notes; provided, however, that no such supplemental Indenture can do any of the following:

•reduce the principal amount of any Senior Demand Note;

•reduce the amount of Senior Demand Notes whose holders must consent to an amendment; or

•make any changes regarding the Indenture that relate to a waiver of default, the rights of holders to receive payments, and the requirements of consent of the holders of Senior Demand Notes, in each case without the consent of the holder of each Senior Demand Note so affected.

We, along with the Trustee, may amend the Indenture to allow for the issuance of additional Senior Demand Notes without the consent of the holders of Senior Demand Notes. There are no limitations as to the maximum amount of any increase or to the number of increases which may be made.

Events of Default and Notice Thereof

An event of default is generally defined by the Indenture to mean any of the following:

•failure to pay principal or interest on any Senior Demand Note upon a request for redemption therefor, which failure continues for 30 days;

•failure, after notice from the Trustee or from the holders of at least 25% in principal amount of the Senior Demand Notes, to observe or perform within 30 days any of the covenants contained in the Indenture or Senior Demand Notes; or

•the occurrence of certain events of bankruptcy, insolvency or reorganization.

The Indenture provides that the Trustee will, within 90 days after the occurrence of any event of default, give the registered holders of Senior Demand Notes notice of any existing default known to the Trustee, but, except in case of a default in the payment of principal or interest, the Trustee may withhold such notice if and for so long as the Trustee in good faith determines that the withholding of such notice is in the interest of those holders.

Rights on Default

The Trustee, by notice to the Company, or the holders of at least 25% in principal amount of Senior Demand Notes, may declare the principal of and accrued but unpaid interest on all Senior Demand Notes due upon the happening of any of the events of default specified in the Indenture, but the holders of a majority of the outstanding principal amount of those Senior Demand Notes may waive any default and rescind such declaration if the default is cured within the 30 day period thereafter, except a default in the payment of the principal of or interest on any Senior Demand Note or a default on any other senior debt. The holders of a majority of the outstanding principal amount of the Senior Demand Notes may direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any power or trust conferred upon, the Trustee, but the Trustee may decline to follow any direction that conflicts with law or any provision of the Indenture, or is unduly prejudicial to the rights of the other holders of Senior Demand Notes or would involve the Trustee in personal liability. Holders may not institute any proceeding to enforce the Indenture unless the Trustee refuses to act for 60 days after request from the holders of at least 25% in principal amount of the Senior Demand Notes and during that 60 day period the holders of a majority in principal amount do not give the Trustee a direction inconsistent with the request, and tender to the Trustee a satisfactory indemnity. Nevertheless, any holder may enforce the payment of the principal of and interest on that holder’s Senior Demand Notes upon a request therefor.

Concerning the Trustee

In addition to its agreement to serve as Trustee under the Indenture, U.S. Bank National Association serves as Trustee under the indenture governing our Variable Rate Subordinated Debentures, and issues to us, and services, certain credit cards, on customary commercial terms and for which it receives customary fees. The Trustee maintains its principal corporate trust office at 1349 West Peachtree Street, N.W., Suite 1050, Atlanta, Georgia 30309.

Evidence to be Furnished to the Trustee

The Indenture provides that, upon any application or request by us to the Trustee to act, we will provide the Trustee an officer’s certificate and an opinion of counsel stating that any necessary conditions precedent have been met and satisfactory indemnification as required has been provided. Within 120 days after the end of each fiscal year, we are required to file with the Trustee an officer’s certificate stating whether or not, to the best knowledge of the signer, we are in default in the performance of any covenant, agreement or condition in the Indenture and, if so, specifying each such default and, with respect to each, the action taken or proposed to be taken by us to remedy such default.

 LEGAL MATTERS

The validity of the issuance of the Senior Demand Notes being offered by this prospectus has been passed upon for us by Jones Day, Atlanta, Georgia.

 EXPERTS

The consolidated financial statements and the related financial statement schedule as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein. Such consolidated financial statements and financial statement schedule have been incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, and other information, with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus is an important part of this prospectus. Specifically, we are incorporating by reference the following:

(a)The Annual Report of the Company on Form 10-K for the year ended December 31, 2017, filed on March 30, 2018; and

(b)All other reports filed by the Company with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since December 31, 2017.

Any statement contained in this prospectus or in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that any of the following modifies or supersedes such statement:

•in the case of a statement in a previously filed document incorporated by reference in this prospectus, a statement contained in this prospectus; or

•a statement contained in any prospectus supplement relating to the offering of Senior Demand Notes.

Any modified or superseded statement will not be deemed to constitute a part of this prospectus or any prospectus supplement, except as modified or superseded. Except as provided by the above-mentioned exceptions, all information appearing in this prospectus and each prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

Copies of documents incorporated by reference will be provided without charge upon request to our Corporate Secretary at 135 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577, telephone number (706) 886-7571 or (800)-282-0709. You can also access any of these filings free of charge at our website http://www.1ffc.com. Information contained on our website does not constitute part of this prospectus, and you should rely only on the information contained, or specifically incorporated by reference, in this prospectus and any applicable prospectus supplement in deciding whether to invest in Senior Demand Notes.

 REPORTS TO SECURITY HOLDERS

A copy of the above-mentioned annual report filed with the SEC is being delivered with this prospectus. Additionally, we provide each security holder with our most recent annual report containing financial information that has been examined and reported upon, with an opinion expressed, by an independent registered public accounting firm. We also provide each security holder with a copy of our most recent quarterly report, once filed with the SEC, containing certain unaudited financial and other information of the Company. Each of these reports for the current year are also available on our web site at http://www.1ffc.com. Information contained on our website does not constitute part of, and is not incorporated by reference into, this prospectus, and you should rely only on the information contained, or specifically incorporated by reference, in this prospectus in deciding whether to invest in Senior Demand Notes.